EXHIBIT 99.27

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2023 of First Mining Gold Corp. of our report dated March 27, 2024, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10/A (no.333-276202) of First Mining Gold Corp. of our report dated March 27, 2024 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.27 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Vancouver, Canada

March 28, 2024